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Exhibit 99.(a)(1)(xvi)

Motorola To Extend Deadline For Tender Offer For Shares of Next Level Communications; Declines To Increase Offer Price

        SCHAUMBURG, Ill., March 4, 2003—Motorola, Inc., (NYSE: MOT) today announced that it will extend the tender offer deadline for shares of Next Level Communications that it does not own until 5:00 p.m., New York City time, on Friday, March 7, 2003.

        Don McLellan, corporate vice president of Mergers and Acquisitions, noted that "due to the time expended in clearing legal obstacles to this offer created by Next Level and others and the fact that some Next Level shareholders may not yet have received our letter to them of February 28th and may need more time to digest it, we have elected to give them time to reach an informed decision and are therefore extending the deadline for tendering their shares to Friday, March 7, 2003. We believe our offer of $1.04 per share exceeds the company's intrinsic value and is fair to the shareholders in light of Next Level's financial condition and prospects."

        McLellan concluded that, "Investors should not speculate that this second extension of our deadline implies a possibility that Motorola may change its offer price. We have made the justification for our current offer abundantly clear. No one denies Next Level is in financial trouble. At the same time no one but Motorola seems to be offering a solution for the shareholders, customers, employees, and technology by offering a path forward in these difficult times."

        In its February 28th letter to Next Level shareholders, Motorola noted that, after diligent and deliberate review, it was no longer willing to finance Next Level under the status quo. In the letter, Motorola also indicated that, in Motorola's view, Next Level needs significant additional financing in order to continue its current operations, avoid receipt of a "going concern" qualification from its auditors and remain listed on the Nasdaq National Market.

        To date, approximately 139,000 shares of Next Level Communications have been tendered, and notices of guaranteed delivery have been received in respect of approximately 300,000 additional shares, under the offer first announced on January 13, 2003 and commenced on January 27, 2003.

        If you have any questions or if you need assistance, including assistance in tendering your shares, you should contact our Information Agent, Georgeson Shareholder Communications, toll free at (866) 203-9357.

Notice For Next Level Securityholders

        Next Level securityholders and other interested parties are urged to read Motorola's tender offer statement and other relevant documents filed with the SEC because they contain important information. Next Level security holders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, from Motorola, Inc. at 1303 E. Algonquin Road, Schaumburg, Illinois 60196, ATTN: Investor Relations, or by calling Georgeson Shareholder toll free at (866) 203-9357. Copies of the full text of the Chancery Court's opinions denying the motions for preliminary injunction and interlocutory appeal are also available by contacting Motorola at the above address or by calling Georgeson Shareholder at the above telephone number.

About Motorola

        Motorola, Inc. (NYSE: MOT—News) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2002 were $26.7 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better for people, honored traditions that began when the company was founded 75 years ago this year. For more information, please visit: www.motorola.com.

Business Risks

        Statements in this news release and other announcements that relate to consummation of the tender offer and any subsequent merger and the impact of the reintegration of Next Level into Motorola described herein are "forward-looking statements". These statements are based on management's current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the consummation of the tender offer and the merger, Motorola's ability to successfully reintegrate Next Level operations, retain key employees, reduce costs, general economic factors and capital market conditions, and general industry trends. Motorola wishes to caution the reader that these factors, as well as other factors described in Motorola's SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

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Media Contact:
Jennifer Weyrauch
1+847+435-5320
 Jennifer.weyrauch@motorola.com

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  Exhibit 99.(a)(1)(xvi)